082-34675

RECEIVED

2007 JUL 16

Rule 12g3-2(b) File No. ~~82-5190~~

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

07025205

Date July 9, 2007
Contact Benjamin Karrer

SUPPL

Unaxis Holdings
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. ~~82-5190~~

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M. C. Schuler

Corporate Communications

PROCESSED
JUL 17 2007
THOMSON
FINANCIAL

Enclosure

- **CHF 2.5 billion Syndicated Credit Facility**
- **Initial syndication phase closed successfully**

dlw 7/16

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Benjamin Karrer
Phone +41 58 360 97 13
Fax +41 58 360 91 93
benjamin.karrer@oerlikon.com
www.oerlikon.com

CHF 2.5 billion Syndicated Credit Facility

Initial syndication phase closed successfully

***Pfäffikon SZ, July 6, 2007* – OC Oerlikon Corporation AG, Pfäffikon is announcing the successful closing of the initial syndication phase of the CHF 2.5 billion Syndicated Credit Facility which represents the next milestone in this transaction. On June 26, 2007 a Syndication Agreement was signed with Citigroup – acting as Bookrunner and Mandated Lead Arranger – and the company's core relationship banks, acting as Sub-Underwriters and Mandated Lead Arrangers. The following banks participate in the transaction as Sub-Underwriters:**

- ABN AMRO Bank N.V., Niederlassung Deutschland
- Commerzbank AG
- Deutsche Bank AG
- Dresdner Kleinwort
- UBS AG
- WestLB AG

In addition, ING Luxembourg has joined the transaction as a Mandated Lead Arranger. The facility is split into a 3-year CHF 600 million term facility and a 5-year CHF 1,900 million revolving facility and will be used to refinance existing indebtedness (mainly due to the recent acquisition of Saurer AG) and for general corporate purposes. The initial margins of the tranches are 40bps and 45bps respectively, thereafter based on a leverage pricing grid.

The broader general syndication will be launched in early July with a bank meeting held in Zurich, where additional banks are invited to join the Syndicated Credit Facility. The final closing of the transaction is expected for end of August.

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 98 22 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

RECEIVED

2007 JUL 16 A 9:41

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date July 9, 2007
Contact Benjamin Karrer

Unaxis Holdings
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. M. C. Schuler

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Benjamin Karrer
Phone +41 58 360 97 13
Fax +41 58 360 91 93
benjamin.karrer@oerlikon.com
www.oerlikon.com

RECEIVED
2007 JUL 16 A

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, July 9, 2007 – According to information provided on July 5, 2007, by Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch, Uraniastrasse 9, 8001 Zürich, Switzerland, on July 1, 2007 the Deutsche Bank Group held a total of 53.516 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 2 388 099 registered shares (16.886 %)
- 89 864 810 long call options and call warrants, which provide for or allow actual delivery (9.973 %)
- 523 855 short put options, which provide for or allow actual delivery (0.975 %)
- 4 640 000 long call options and call warrants, which do not allow actual delivery (25.682 %)*.

The Deutsche Bank Group now consists of the following members:

- Deutsche Bank AG Frankfurt
  Taunusanlage 12
  60325 Frankfurt am Main
- Deutsche Bank AG, London Branch
  Winchester House
  1 Great Winchester Street
  London EC2N 2DB, Great Britain
- Deutsche Bank Aktiengesellschaft, Frankfurt am Main
  Zurich Branch
  Uraniastrasse 9
  8001 Zurich, Switzerland
- Deutsche Asset Management Investmentgesellschaft mbH
  Mainzer Landstrasse 178-190
  60327 Frankfurt am Main, Germany
- Deutsche Bank Trust Company Americas
  60 Wall Street
  New York, NY 10005-2858, USA
- Deutsche Investment Management Americas Inc.
  345 Park Avenue
  New York, NY 10154, USA

* According to the revised Article 13 para. 1 of the SESTO-SFBC, which entered into force as from July 1, 2007, options which do not allow actual delivery have to be notified as well.

Nature of agreement: Group of Companies

Identity of representative:
Dirk Hadlich, Deutsche Bank Aktiengesellschaft, Frankfurt am Main, Zurich Branch
Telephone: +41 44 227 37 84

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date July 9, 2007
Contact Benjamin Karrer

Unaxis Holdings
~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i.A. M.C. Schuler

Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Benjamin Karrer
Phone +41 58 360 97 13
Fax +41 58 360 91 93
benjamin.karrer@oerlikon.com
www.oerlikon.com

Disclosure of shareholdings in accordance with stock market rules

Pfäffikon SZ, July 9, 2007 – According to an announcement by Zürcher Kantonalbank, Bahnhofstrasse 9, 8001 Zurich, Switzerland, dated July 5, 2007, said institution held a total of 22.72 % of voting rights in OC Oerlikon Corporation AG, Pfäffikon as of July 1, 2007. The composition of the holding was as follows:

- 1 200 211 registered shares (8.49 %)
- 350 long call options, which provide for or allow actual delivery (0.02 %)
- 1 000 short put options, which provide for or allow actual delivery (0.07 %)
- 2 000 000 short put options, which do not allow actual delivery (14.14 %)*.

For further information please contact:

Burkhard Böndel
Corporate Communications
Phone +41 58 360 96 05
Fax +41 58 360 91 93
pr@oerlikon.com
www.oerlikon.com

Frank Heffter
Investor Relations
Phone +41 58 360 96 22
Fax +41 58 360 98 22
ir@oerlikon.com
www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition, Oerlikon, with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 index. Oerlikon was the best performing stock of the year 2006.*

* According to the revised Article 13 para. 1 of the SESTO-SFBC, which entered into force as from July 1, 2007, options which do not allow actual delivery have to be notified as well.

Rule 12g3-2(b) File No. 82-5190

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.
Tel. Nr. Filing desk 202 942 80 50

Date July 11, 2007
Contact Benjamin Karrer

SUPPL

Unaxis Holdings

~~OC Oerlikon Corporation AG, Pfäffikon~~
Rule 12g3-2(b) File No. 82-5190

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of OC Oerlikon Corporation AG, Pfäffikon (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.
This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Sincerely,
for and on behalf of
OC Oerlikon Corporation AG, Pfäffikon

i. A. Martina C. Schuler
Corporate Communications

Enclosure

- **Disclosure of shareholding pursuant to stock exchange act**

OC Oerlikon Corporation AG, Pfäffikon
Churerstrasse 120
P.O. Box
8808 Pfäffikon SZ
Switzerland

Benjamin Karrer
Phone +41 58 360 97 13
Fax +41 58 360 91 93
benjamin.karrer@oerlikon.com
www.oerlikon.com

Disclosure of shareholding pursuant to stock exchange act

Pfäffikon SZ, July 11, 2007 – According to an announcement by Victory Industriebeteiligung AG, Franz-Josefs-Kai 47, 1010 Vienna, Austria, dated July 10, 2007, on July 5, 2007, said institution held a total of 67.89 % of the voting rights in OC Oerlikon Corporation AG, Pfäffikon. The composition of the holding was as follows:

- 4 306 031 registered shares (30.45 %)
- 325 441 290 call options, which provide for or allow actual delivery (20.50 %)
- 2 495 000 derivative products, which do not allow actual delivery (16.94 %). *

Shareholders in Victory Industriebeteiligung AG are as follows:

- 50 % RPR Privatstiftung, Seilerstätte 18-20, 1010 Vienna, Austria
- 50 % Millennium Privatstiftung, Praterstrasse 62-64, 1020 Vienna, Austria

For further information please contact:

Burkhard Böndel Corporate Communications Phone +41 58 360 96 05 Fax +41 58 360 91 93 pr@oerlikon.com www.oerlikon.com	Frank Heffter Investor Relations Phone +41 58 360 96 22 Fax +41 58 360 91 93 ir@oerlikon.com www.oerlikon.com

Oerlikon (SWX: OERL) is among the world's most successful industrial high-tech companies focusing on machine and systems engineering. Oerlikon stands for leading industrial solutions and cutting-edge technology in textile production, thin film coating, propulsion, precision and vacuum technology. As a company with Swiss roots and a 100-year tradition with CHF 4.8 billion in sales, over 19,000 employees at 170 locations in 35 countries, Oerlikon has evolved into a global player today. The group is ranked first or second in each of its respective markets. Oerlikon's share price trebled in 2006 and its market capitalization exceeded the CHF 8.5 billion mark, which led to the company's inclusion in the European STOXX 600 Index. Oerlikon was the best performing stock of the year 2006.

* According to the revised Article 13 para. 1 of the SESTO-SFBC, which entered into force as from July 1, 2007, options which do not allow actual delivery have to be notified as well.

END